ITT Inc. 100 Washington Blvd Stamford, CT 06902 (914) 641-2000

February 9, 2026
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of The Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 9, 2026.
Respectfully submitted,
ITT Inc.

/s/ LORI B. MARINO

Lori B. Marino
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer